                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ARDENT SOFTWARE, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.001 par value per share
                         (Title of Class of Securities)

                                    039794102
                                 (CUSIP Number)

                                GARY LLOYD, ESQ.
                             VICE PRESIDENT, LEGAL,
                          GENERAL COUNSEL AND SECRETARY
                              INFORMIX CORPORATION
                               4100 BOHANNON DRIVE
                              MENLO PARK, CA 94025
                                 (650) 926-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                NOVEMBER 30, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 039794102                 SCHEDULE 13D            Page 2 of 13 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Informix Corporation       I.R.S. Identification No.: 94-3011736
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                          (b)

               N/A
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)
               N/A
--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               STATE OF DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF SHARES          7        SOLE VOTING POWER
         BENEFICIALLY                     3,921,395 (1)
         OWNED BY EACH
       REPORTING PERSON
             WITH
--------------------------------------------------------------------------------
                                 8        SHARED VOTING POWER
                                          2,476,251 (2)
--------------------------------------------------------------------------------
                                 9        SOLE DISPOSITIVE POWER
                                          3,921,395 (1)
--------------------------------------------------------------------------------
                                 10       SHARED DISPOSITIVE POWER
                                          N/A
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,397,646 (1) (2)
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               32.5%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, Informix Corporation ("Informix") will have sole voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of Common Stock of Ardent Software Inc. ("Ardent") which, based upon the 19,705,506 shares of Ardent Common Stock outstanding as of November 30, 1999 (as represented by Ardent in the Merger Agreement discussed in Items 3 and 4) currently equals 3,921,395 shares of Ardent Common Stock. Prior to the exercise of the Option, Informix is not entitled to any rights as a

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CUSIP No. 039794102                 SCHEDULE 13D            Page 3 of 13 Pages
--------------------------------------------------------------------------------


stockholder of Ardent as to the shares of Ardent Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Informix expressly disclaims beneficial ownership of any of the shares of Ardent Common Stock which are purchasable by Informix upon exercise of the Option until such time as Informix purchases any such shares of Ardent Common Stock upon any such exercise.

         (2) 2,476,251 shares of Ardent Common Stock are subject to Voting Agreements entered into by Informix and certain stockholders of Ardent (discussed in Items 3 and 4 below). Informix expressly disclaims beneficial ownership of any of the shares of Ardent Common Stock covered by the Voting Agreements. Based on the number of shares of Ardent Common Stock outstanding as of November 30, 1999 (as represented by Ardent in the Merger Agreement discussed in Items 3 and 4), the number of shares of Ardent Common Stock indicated represents approximately 12.6% of the outstanding Ardent Common Stock, excluding the shares of outstanding shares of Ardent Common Stock issuable upon exercise of the Option.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement") relates to the Common Stock of Ardent Software, Inc., a Delaware corporation ("Ardent" or "Issuer"). The principal executive offices of Ardent are located at 50 Washington Street, Westboro, Massachusetts 01581.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the corporation filing this statement is Informix Corporation, a Delaware corporation ("Informix"). Informix is a leading supplier of information management and software solutions, including relational and object relational database management systems, connectivity interfaces and gateways, and graphical and character-based application development tools. The address of Informix's principal business is 4100 Bohannon Drive, Menlo Park, California 94025. The address of Informix's executive offices is the same as the address of its principal business.

         Set forth on Schedule A is the name of each of the directors and executive officers of Informix as of the date hereof, along with the present principal occupation or employment of such persons, including the name, principal business and address of any corporation or other organization in which such employment is conducted. The information set forth in Schedule A is hereby incorporated by reference.

         During the past five years neither Informix nor, to Informix's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither Informix nor, to Informix's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of Schedule 13D.

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CUSIP No. 039794102                 SCHEDULE 13D            Page 4 of 13 Pages
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         To Informix's knowledge, except as set forth on Schedule A, each of the individuals identified on Schedule A is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Reorganization dated as of November 30, 1999 (the "Merger Agreement"), among Informix, Iroquois Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Informix ("Merger Sub"), and Ardent, and subject to the conditions set forth therein (including approval by stockholders of each of Ardent and Informix), Merger Sub will merge with and into Ardent and Ardent will become a wholly-owned subsidiary of Informix (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Ardent with Ardent remaining as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Informix.

         As an inducement to Informix to enter into the Merger Agreement, Informix and Ardent entered into a Stock Option Agreement dated as of November 30, 1999 (the "Stock Option Agreement") pursuant to which Ardent granted Informix the right (the "Option"), under certain conditions, to acquire up to the number of shares of Ardent Common Stock sufficient to give Informix ownership of 19.9% of Ardent's outstanding Common Stock. Ardent's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events (discussed in Item 4 below) which may not occur. The granting of the Option was negotiated as a material term of the entire Merger transaction. Informix did not pay additional consideration to Ardent in connection with Ardent entering into the Stock Option Agreement and granting the Option. In the event the Option becomes exercisable, Informix anticipates it will use working capital for any exercise of the Option.

         As a further inducement for Informix to enter into the Merger Agreement and in consideration thereof, certain stockholders of Ardent (the "Stockholders") entered into individual voting agreements with Informix (collectively the "Voting Agreements") whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Ardent Common Stock beneficially owned by him or her in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Informix did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

         References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Informix, with and into Ardent in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and Ardent will continue as the Surviving Corporation and as a wholly-owned subsidiary of Informix. Each holder of outstanding Ardent Common Stock will receive, in exchange for each share of Ardent Common

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CUSIP No. 039794102                 SCHEDULE 13D            Page 5 of 13 Pages
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Stock held by such holder, 3.5 shares of Informix Common Stock. Informix will assume each outstanding option to purchase Ardent Common Stock under Ardent's stock option plans.

         Pursuant to the Stock Option Agreement, Ardent granted Informix the Option, under certain conditions, to acquire up to the number of shares of Ardent Common Stock sufficient to give Informix ownership of 19.9% of Ardent's outstanding Common Stock. Ardent's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur: (a) if (i) the Board of Directors of Ardent or any committee thereof, for any reason, shall have withdrawn or shall have amended or modified in a manner adverse to Informix its unanimous recommendation in favor of, the adoption and approval of the Merger Agreement or the approval of the Merger; (ii) Ardent shall have failed to include in the joint proxy statement/prospectus the unanimous recommendation of the Board of Directors of Ardent in favor of the adoption and approval of the Merger Agreement and the approval of the Merger; (iii) the Board of Directors of Ardent fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within five (5) days after Informix requests in writing that such recommendation be reaffirmed at any time following the announcement of an Acquisition Proposal (as defined in Section 5.4(a) of the Merger Agreement); (iv) the Board of Directors of Ardent or any committee thereof shall have approved or recommended any Acquisition Proposal; (v) Ardent shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of Ardent shall have been commenced by a person unaffiliated with Informix and Ardent shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act of 1933, as amended, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Ardent recommends rejection of such tender or exchange offer; (b) upon a breach of Section 5.4 of the Merger Agreement by Ardent; (c) if the Merger Agreement is terminated by either Informix or Ardent because the Merger shall not have been consummated by June 30, 2000; or (d) because the Ardent stockholders fail to approve the Merger Agreement and the Merger.

         Pursuant to the Voting Agreements, the Stockholders have irrevocably appointed Informix as their lawful attorney and proxy. Such proxy gives Informix the limited right to vote each of the 2,476,251 shares (including options exercisable within 60 days of November 30, 1999) of Ardent Common Stock beneficially owned by the Stockholders in all matters related to the Merger. In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, Informix (or any nominee of Informix) will be limited, at every Ardent stockholders meeting and every written consent in lieu of such a meeting to vote the Shares in favor of approval and adoption of the Merger Agreement, in favor of approval of the Merger and in favor of each matter that could reasonably be expected to facilitate the Merger. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to
Article VII thereof.

         The purpose of the transactions under the Voting Agreements and the Stock Option Agreement are to enable Informix and Ardent to consummate the transactions contemplated under the Merger Agreement.

         (c)      Not applicable.

         (d) It is anticipated that upon consummation of the Merger, the executive officers and directors of the Surviving Corporation shall be the current executive officers and directors of Merger Sub.

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CUSIP No. 039794102                 SCHEDULE 13D            Page 6 of 13 Pages
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         (e)      Other than as a result of the Merger described in Item 3
above, not applicable.

         (f)      Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the Delaware General Corporation Law and such Certificate of Incorporation except that the name of the Surviving Corporation shall be "Ardent Software, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h) Upon consummation of the Merger, Ardent Common Stock will be de-listed from the Nasdaq Stock Market.

         (i) Upon consummation of the Merger, Ardent Common Stock will be de-registered under the Securities Act pursuant to Section 12(g)(4) of the Act by filing a Form 15 with the Securities and Exchange Commission.

         (j) Other than described above, Informix currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Informix reserves the right to develop such plans).

         References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Voting Agreements, Informix may be deemed to be the beneficial owner of at least 2,476,251 shares of Ardent Common Stock. Such Ardent Common Stock constitutes approximately 12.6% of the issued and outstanding shares of Ardent Common Stock based on the number of shares of Ardent Common Stock outstanding as of November 30, 1999 (as represented by Ardent in the Merger Agreement discussed in Items 3 and 4). Informix may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Informix (i) is not entitled to any rights as a stockholder of Ardent as to the Shares and (ii) disclaims any beneficial ownership of the shares of Ardent Common Stock which are covered by the Voting Agreements.

         In the event the Stock Option becomes exercisable and is exercised in full, Informix will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 19.9% of the then outstanding shares of Ardent Common Stock, which, based upon the 19,705,506 shares of Ardent Common Stock outstanding as of November 30, 1999 (as represented by Ardent in the Merger Agreement discussed in Items 3 and 4), currently equals 3,921,395 shares of Ardent Common Stock.

         To Informix 's knowledge, no person listed on Schedule A has an ownership interest in Ardent.

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CUSIP No. 039794102                 SCHEDULE 13D            Page 7 of 13 Pages
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         Set forth on Schedule B is the name of those stockholders of Ardent that have entered into a Voting Agreement with Informix, and their present position with Ardent.

         (c) To the knowledge of Informix, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d) To the knowledge of Informix, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Ardent reported on herein.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements and the Stock Option Agreement, to the knowledge of Informix, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Ardent, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

         1. Agreement and Plan of Reorganization, dated November 30, 1999, by and among Informix, Merger Sub and Ardent.

         2. Stock Option Agreement, dated November 30, 1999, by and between Informix and Ardent.

         3. Form of Voting Agreement, dated November 30, 1999, between Informix and certain stockholders of Ardent.

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CUSIP No. 039794102                 SCHEDULE 13D            Page 8 of 13 Pages
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                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 1999                  INFORMIX CORPORATION



                                          By:    /s/ GARY LLOYD
                                             ----------------------------------
                                               Gary Lloyd
                                               Vice President, Legal,
                                               General Counsel and Secretary

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CUSIP No. 039794102                 SCHEDULE 13D            Page 9 of 13 Pages
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                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              INFORMIX CORPORATION

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Informix. Except as indicated below, the business address of each such person is 4100 Bohannon Drive, Menlo Park, CA 94025.

1.       DIRECTORS

          NAME                               TITLE AND PRESENT PRINCIPAL OCCUPATION
------------------------      ----------------------------------------------------------------------------
Jean-Yves Dexmier             President, Chief Executive Officer and Director, Informix Corporation

Leslie G. Denend(1)           President (Retired), Network Associates, Inc.

George Reyes(2)               Vice President and Corporate Controller, Sun Microsystems, Inc.

Cyril J. Yansouni(3)          Chief Executive Officer and Chairman of the Board of Read-Rite Corporation

James L. Koch(4)              Director of the Center for Science, Technology and Society and Professor of
                              Management at Santa Clara University

Thomas A. McDonnell(5)        Chief Executive Officer, DST Systems, Inc.

Robert J. Finocchio, Jr.      Chairman of the Board, Informix Corporation

-------------------

(1)      The address for Mr. Denend is 1800 Webster Street, Palo Alto, CA
         94301.

(2) The business address for Mr. Reyes is c/o Sun Microsystems, Inc., 901 San Antonio Road, Palo Alto, CA 94303.

(3) The business address for Mr. Yansouni is c/o Read-Rite Corporation, 345 Los Coches Street, Milpitas, CA 95035. Mr. Yansouni is a citizen of Belgium.

(4) The business address for Mr. Koch is c/o Santa Clara University, 500 El Camino Real, Santa Clara, CA 95053.

(5) The business address for Mr. McDonnell is c/o DST Systems, Inc., 333 West 11th Street, Kansas City, MO 64105-1594.

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CUSIP No. 039794102                 SCHEDULE 13D            Page 10 of 13 Pages
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2.       EXECUTIVE OFFICERS OF INFORMIX CORPORATION WHO ARE NOT DIRECTORS

          NAME                               TITLE AND PRESENT PRINCIPAL OCCUPATION
------------------------      ----------------------------------------------------------------------------

Howard A. Bain, III           Executive Vice President and Chief Financial Officer

Karen Blasing                 Vice President, Corporate Business Development Finance

Charles W. Chang              Senior Vice President and Group Executive, i.Intelligence Business Group

Diane L. Fraiman              Vice President, Corporate Marketing

J.F. Hendrickson, Jr.         Senior Vice President and Group Executive, i.Informix Business Group

Gary Lloyd                    Vice President, Legal, General Counsel and Secretary

Wayne E. Page                 Vice President, Human Resources

Michael R. Stonebraker        Vice President and Chief Technology Officer

F. Steven Weick               Senior Vice President and Group Executive, i.Foundation Business Group

William O'Kelly               Vice President, Treasurer

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CUSIP No. 039794102                 SCHEDULE 13D            Page 11 of 13 Pages
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                                   SCHEDULE B

         The following table sets forth the name and present principal occupation or employment of each Ardent stockholder that entered into a Voting Agreement with Informix.

                              NAME OF STOCKHOLDER/
                            POSITION WITH ARDENT SOFTWARE                            SHARES BENEFICIALLY OWNED
----------------------------------------------------------------------------------  ----------------------------
Peter Gyenes(1).................................................................               562,218
   Chairman of the Board, President and Chief Executive Officer

David Brunel(2).................................................................               486,671
   Director

Robert G. Claussen(3)...........................................................               147,926
   Director

Martin T. Hart(4)...............................................................                65,000
   Director

Robert M. Morrill(5)............................................................               348,967
   Director

Peter L. Fiore(6)...............................................................               142,058
   Vice President, General Manager, Marketing Operations and Business
   Development

James D. Foy(7).................................................................               185,190
   Vice President, Engineering

Charles F. Kane(8)..............................................................               144,346
   Vice President, Finance, Chief Financial Officer and Treasurer

Cornelius P. McMullan(9)........................................................               150,000
   Vice President and General Manager, Worldwide Sales Operations

Jason E. Silvia(10).............................................................                97,788
   Vice President and General Manager, Services

James K. Walsh(11)..............................................................               146,087
   Vice President and General Counsel

                  TOTAL

-------------------------

(1) Represents 43,747 shares of outstanding Ardent Common Stock and 518,471 shares subject to options exercisable within 60 days of November 30, 1999.

(2) Represents 141,906 shares of outstanding Ardent Common Stock and 344,765 shares subject to options exercisable within 60 days of November 30, 1999.

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CUSIP No. 039794102                 SCHEDULE 13D            Page 11 of 13 Pages
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(3)      Represents 125,219 shares of outstanding Ardent Common Stock and 22,707 shares subject to options exercisable within 60 days of November 30, 1999.

(4) Represents 50,000 shares of outstanding Ardent Common Stock and 15,000 shares subject to options exercisable within 60 days of November 30, 1999.

(5) Represents 181,634 shares of outstanding Ardent Common Stock and 167,333 shares subject to options exercisable within 60 days of November 30, 1999.

(6) Represents, 5,157 shares of outstanding Ardent Common Stock and 136,901 shares subject to options exercisable within 60 days of November 30, 1999.

(7) Represents 19,661 shares of outstanding Ardent Common Stock and 165,529 shares subject to options exercisable within 60 days of November 30, 1999.

(8) Represents 14,346 shares of outstanding Ardent Common Stock and 130,000 shares subject to options exercisable within 60 days of November 30, 1999.

(9) Represents 150,000 shares of Ardent Common Stock subject to options exercisable within 60 days of November 30, 1999.

(10) Represents 6,441 shares of outstanding Ardent Common Stock and 91,347 shares subject to options exercisable within 60 days of November 30, 1999.

(11) Represents 43,587 shares of outstanding Ardent Common Stock and 102,500 shares subject to options exercisable within 60 days of November 30, 1999.

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CUSIP No. 039794102                 SCHEDULE 13D            Page 11 of 13 Pages
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                                  EXHIBIT INDEX


 EXHIBIT No.                             DESCRIPTION
-------------  -----------------------------------------------------------------
     1         Agreement and Plan of Reorganization, dated November 30, 1999 by and among Informix, Merger Sub and Ardent.

     2         Stock Option Agreement dated November 30, 1999 by and between
               Informix and Ardent.

     3         Form of Voting Agreement, dated November 30, 1999, between
               Informix and certain stockholders of Ardent.